UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-September 2022	2

Disclaimer This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and other aspects related to the activity and situation of the Company, including its environmental, social and governance information. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views or aspirations of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly-titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s condensed interim consolidated financial statements and interim consolidated management report for the six-month period ended 2022 submitted to the CNMV, in Note 2, page 14 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. 1

Q3 22 Results Mr. Ángel Vilá COO

# Steady execution of our strategy

### Revenue & OIBDA reported growth improving sequentially

**On track to deliver full year guidance**
Managing current macro challenges

**Streamlined, leaner operating model**
Stable OIBDA margin (y-o-y org.) despite cost headwinds

**Actively managing our balance sheet**
Well covered maturities over the next three years

### Reinforced leadership

- **Spain** ongoing commercial momentum on Mi Movistar offering; progress on OIBDA y-o-y improvement
- **Brazil;** unrivalled operating performance, double-digit revenue growth and OIBDA margin up y-o-y
- **Germany;** M4M with revamped O2myHome tariff; accelerated revenue and OIBDA growth y-o-y
- **VMO2:** accelerating OIBDA growth y-o-y; synergies kicking-in (30% of £540m run rate by 22E)

### Opportunities

- **T. Infra,** fibre vehicles contributing to growth, 12m PPs (Sep-22); opportunities to crystallise value
- **T. Tech**, growth story; added capabilities and partnerships, potential source of value
- **T. Hispam,** modulate exposure, keeping optionality
- **Spain**; in-market consolidation and ERF
- **Progressing on network leadership** (focusing on environment & efficiency, new open networks)
- **New opportunities for Telcos** in the new Web 3 environment (5G, NaaS, Edge computing,…)
- **ESG;** net-zero emission by 2040; >25% of Spain COs closed; saving 1,513 GWh

*Promoting economic and social progress based on digitalisation*

2 Telefónica

# Ongoing sustainable growth; strong balance sheet and FCF

| Q3 Revenue | Q3 OIBDA | Net debt | FCF 9M |
|---|---|---|---|
| y-o-y organic | y-o-y organic | Stable q-o-q | |
| +3.8% | +3.1% | €28.9bn | €2,474m |
| Growth across most segments | Trends improving in core markets | Deleverage in 2022 despite M&A (2.52x)[1] | Solid FCF growth +68.2% y-o-y |

**High-value accesses growing strongly** (fibre +17% y-o-y)

- Expanding UBB: 166.3m PPs (+6% y-o-y)

**Transforming revenue mix**

- 72% BB&SoC revenue/service rev, ; +1.7 p.p. vs. Q3 21
- Remarkable Q3 B2B revenue performance (+6.5% y-o-y org.)
- Building digital ecosystems; smart home, e-health, fintech, education

**Accelerating trends in reported revenue & OIBDA growth (y-o-y)**

- Second consecutive Q of revenue growth; +10.5 p.p. vs Q2
- Back to growth (OIBDA underlying Q3 +8.5%)

**Improvement of FCF** throughout the year

- +34.7% q-o-q

**Prudent debt management and solid liquidity position**

- Avg. debt life 13.0 yrs; fixed rates 74%

***€1.3bn tax refund to enhance Q4 FCF and net debt reduction***

[1] ND/OIBDAaL Post-Closing (EoP)

3 Telefónica

Positive FX impact 9M FCF €176m Changes to the perimeter (T. UK, TLXS towers, C. Rica, El Salvador) € (m) 9M 22 Q3 22 € (m) 9M 22 Q3 22 Revenue 1,262 494 Revenue (2,755) (47) OIBDA 470 188 OIBDA (983) 16 9M 22 Q3 22 € in millions Reported Reported y-o-y Reported Reported y-o-y Revenue 29,793 0.6% 10,343 11.2% OIBDA 9,593 (53.5%) 3,249 (13.0%) OIBDA Underlying 9,521 (2.8%) 3,293 8.5% Net Income 1,486 (84.1%) 460 (34.9%) FCF (incl. leases principal payments) 2,474 68.2% 1,125 100.8% Net Financial Debt ex-leases 28,918 13.5%1 9M 22 Q3 22 € in millions Reported + 50% VMO2 JV Organic y-o-y Reported + 50% VMO2 JV Organic y-o-y Revenue 34,228 4.1% 11,825 3.8% OIBDA 11,264 2.9% 3,799 3.1% OIBDA-CapEx (ex-spectrum) 6,389 0.9% 1,910 (7.5%) 4 Financial update 1 y-o-y change with reported net debt in 9M 21 adjusted for Q4 21 Telxius transaction impacts.

Telefónica Group Q3 22 y-o-y reported CPI (avg.) 9.4%1 Revenue +11.2% OIBDA +8.5%2 FCF +100.8% Effectively managing inflationary pressures 5 Operating in high-inflation markets for decades in LatAm Pricing power in most markets: inflation-linked in Brasil, Hispam and UK …M4M in Spain, revamping of O2myHome in Germany Strong B2B & wholesale positioning provides protection T. Tech revenue +68.6% y-o-y in Q3 Efficiencies, cost savings and simplification on track Labour costs 13% o/Group rev., below peers; SP best-in class access/employee ratio Energy costs 2% o/Group rev, >60% consumption LT hedged for 2023 • Long terms PPAs; 100% electricity renewable in core markets, PER and CHL • Efficiency projects to stabilise costs and fight climate change (FTTH 85% more efficient than copper; 5G +90% vs 4G) Accelerated digitalisation; 81% of processes digitised CapEx peak behind, up to 15% CapEx/Revenue guidance reiterated Legacy shutdowns to provide additional buffer (SP cooper decommission in 2024) Active tax management adding to FCF 1 Average CPI for T. Group in countries of operations, ex VZ and ARG. T. Group CPI weighted by OIBDA weight in each country 2 OIBDA Underlying

2022 guidance and dividend confirmed 2022 Dividend €0.30/share Interim Dec-22 €0.15/sh. (cash) Final Jun-23 €0.15/sh. (cash) 2022 calendar payments Jun/22 €0.15/sh.; voluntary scrip Dec/22 €0.15/sh.; cash 139m treasury stock cancelled April 22 6 2022 guidance organic including 50% of VMO2 in 2022 and 2021 Shareholder remuneration 0.4%1 treasury stock to be cancelled Targets 2021 Base Updated 2022 guidance 9M 22 Revenue €42,452m “High-end of low single digit growth” (Upgraded in H1 from “Low single digit growth”) 4.1% OIBDA €14,127m “Mid-to-high-end of low single digit growth” (Upgraded in H1 from “Low single digit growth”) 2.9% CapEx/Sales (ex spectrum) 14.7% Up to 15% 13.8% 1. The adoption of the corresponding corporate resolutions will be proposed to the AGM for the cancellation of the shares representing 0.4% of the share capital held as treasury stock (June 30th, 2022).

# Progressing on ESG agenda

## Environmental

**Key targets**

- **Net-zero** by 2040 (scopes 1, 2 & 3)
- **Zero-waste** by 2030
- **>50m $tCO_2$** avoided customer emissions **by 2025**

**Examples of our progress**

**Reducing emissions & curbing OpEx:**
- T. Chile 100% renewable energy joining Brazil, Germany, Peru, Spain and UK
- T. Hispam c50% of consumption with renewably-sourced energy by year-end
- 43 distributed generation plants already in operation in Brazil (of >80 planned)

**Demonstrating alignment on EU Taxonomy**
- 1st in sector to publish detailed Life Cycle Assessment report



## Social

**Key targets**

- **90-97%** MBB rural coverage by 2024[1]
- **33%** female executives by 2024
- **Zero gender pay gap** by 2050

**Examples of our progress**

**Connecting the underserved:**
- New FibreCos in Spain & UK will connect more communities
- Affordable access for UK customers with price reductions in social tariffs

**Driving diversity and inclusion:**
- Group Equality Policy approved
- 'Women in Network' (T. Hispam) awarded best practice by UN Global Compact.



## Governance

**Key targets**

- **Zero-tolerance** of corruption
- **~25% financing**[2] linked to **sustainability by 2024**
- **Parity**[3] in top governing bodies by 2030

**Examples of our progress**

**More sustainable financing:**
- VMO2 refinanced syndicated loans according to sustainability indicators

**Sustainability across the supply chain:**
- Founding member of JAC, the telco alliance, now formally constituted, to drive ESG with ICT suppliers

**Workforce trained in ESG & business ethics:**
- Business Principles course: 74% uptake 3 months after launch



[1] Includes Spain, Germany and Brazil
[2] Financing includes balance-sheet debt, hybrids and undrawn committed credit lines
[3] Parity defined as not less than 40% of each gender represented

7 | Telefónica

Spain 33% 36% 43% 44% 42% Sound positioning in a more rational market (leading NPS and churn) FBB positive again, contract back to growth Revenue y-o-y growth for 6th straight Q OIBDA q-o-q trend improved on lower energy drag and content costs Potential in market consolidation EcoSmart P&S driving digital transformation Convergent KPIs NPS Commercial and OIBDA trends improved sequentially89.6 90.4 91.1 90.1 90.1 1.2% 1.4% 1.4% 1.3% 1.1% Churn (%)ARPU (€) Revenue OIBDA 38% 40% 37% 36% 37% 27% 26% 27% 25% 24% OIBDA-CapExOIBDA Margins (organic) Revenue & OIBDA growth (y-o-y organic) 8 Q3 22Q3 21 Q4 21 Q1 22 Q2 22 0.4% 0.5% 0.9% 1.3% 0.2% (8.9%) (3.4%) (4.9%) (3.4%) (2.8%) Q3 22Q3 21 Q4 21 Q1 22 Q2 22 Q3 22Q3 21 Q4 21 Q1 22 Q2 22 Q3 21 Q4 21 Q1 22 Q2 22 Q3 22

45.3 45.7 45.9 46.7 47.0 Germany Strong operational traction and financial performance Sustained commercial momentum driven by core O2 brand Continued revenue expansion driven by mobile strength OIBDA growth supported by revenue quality & efficiencies 5G population coverage 75% Mobile accesses (m) Postpay net adds (k) Q3 21 Q4 21 Q1 22 Q2 22 Q3 22 Revenue OIBDA 5.1% 1.6% 5.2% 5.8% 6.0% 3.5% (2.2%) 7.0% 3.1% 4.2% Q3 21 Q4 21 Q1 22 Q2 22 Q3 22 Margins (organic) OIBDA-CapExOIBDA Revenue & OIBDA organic growth 415 518 287 374 304 Q3 21 Q4 21 Q1 22 Q2 22 Q3 22 32% 31% 31% 32% 31% 16% 8% 18% 17% 15% Q3 21 Q4 21 Q1 22 Q2 22 Q3 22 9

Virgin Media O2 67 93 101 114 115 108 129 11 13 47 Strong strategic and operational progress Solid commercial momentum, 1m Volt converged customers 16m PP and 5G in over 800 towns & cities OIBDA growth accelerating On track to reach 30% of synergies by YE22 Driving affordability as part of ESG strategy 0.7% (0.7%) (0.1%) 0.2% (0.6%)(0.9%) (1.1%) 2.6% 4.8% 8.1% 35% 33% 37% 38% 38% 15% 13% 18% 19% 16% Fixed network build (k) Postpay net adds (k) Revenue OIBDA Q3 21 Q4 21 Q1 22 Q2 22 Q3 22 Margins (organic) OIBDA-CapExOIBDA All organic according with Telefonica criteria Q3 21 Q4 21 Q1 22 Q2 22 Q3 22 Q3 21 Q4 21 Q1 22 Q2 22 Q3 22 Q3 21 Q4 21 Q1 22 Q2 22 Q3 22 10 Revenue & OIBDA growth (y-o-y organic)

Brazil 18.3 19.6 20.5 21.0 22.3 29.0 71% share of contract net adds in Jul & Aug Steady FTTH growth: +9% q-o-q +29.0% revenue / +16.7% OIBDA (in € terms) Organic y-o-y OIBDA margin expansion OIBDA-CapEx +4.4% in 9M 22 Top 100 company in Refinitiv D&I Index Accesses growth (y-o-y) FTTH Premises passed (m) Double digit growth 9% 8% 7% 20% 18% 39% 36% 29% 25% 21% FTTHContract 2.2% 2.8% 4.6% 11.1% 10.6% 3.0% 1.7% 1.6% 8.5% 12.3% Revenue OIBDA 42% 45% 41% 40% 43% 23% 25% 25% 19% 22% OIBDA-CapExOIBDA Revenue & OIBDA growth (y-o-y organic) Margins (organic) Q3 21 Q4 21 Q1 22 Q2 22 Q3 22 11 9%1 Sep-21 Dec-21 Mar-22 Jun-22 Dec-24E 1 Excluding Oi’s mobile assets acquisition 8%1 Sept-22 Q3 21 Q4 21 Q1 22 Q2 22 Q3 22 Q3 21 Q4 21 Q1 22 Q2 22 Q3 22

# Tech, consistent delivery, sustainable and resilient growth engine

## T. Tech Revenue (€m; y-o-y)



>70% in both Tech Co's
80.6%
64.8%
68.6%
70.6%
299
335
386
1021
Q1 22
Q2 22
Q3 22
9M 22
Constant Perimeter ~30% y-o-y
LTM €1.4bn
FY 21 €0.9bn

- **Strong commercial activity** across the board
- **New partnerships and capabilities**
  - Aruba, McAfee, Sateliot, TeamViewer & Sherpa.ai
  - AWS and Netskope Specialisation
  - Digital skills training and employment
- **Recognised by Partners and Industry Analysts**
  - **Fortinet Partner of the Year** MSSP
  - **Strong by Forrester** "European Managed Security Services"
  - **Champion by Kaleido** "Private Network Solution & Management"

## Adding value to B2B with a differential customer journey

| Customers with Traditional Comms & IT on premise | Customers with Proof of Concepts & First moves to the Cloud | Customers with Advanced Digital Transformation | Pure Digital Customers |
|---|---|---|---|
| Mobile Comms<br>VPN/MPLS<br>IoT basic Connectivity<br>Hosting & Housing<br>Datacentre Management | Cybersecure Comms & IT<br>Cloud Comms and Networking<br>IoT Managed Connectivity<br>IT Multicloud<br>**Basic** model of Professional & Managed Services (PS & MS) | Critical Applications and Services in the Cybersecure Cloud<br>E2E IoT Solutions<br>**Advanced** model of PS & MS | Fully Cybersecured services & Cloudified Comms & IT (inc. Business Applications)<br>Business Processes optimization (based on BI, AI and IoT solutions)<br>**High value** model of PS & MS |

− Customer Maturity & Delivered Value +

## High value profile

### Skilled Diversified Team

**Close to our customers**

**~5.8k** Professionals **~80%** in Europe

**>3k** Certifications in 3rd parties' technologies

### Strong Delivery Capabilities

**B2B large customer base**

**5.5m** TELEFÓNICA B2B Customers

**1** Digital Operation Centre

**+ 12 SOCs** (Security)

### Portfolio

**Strong Partners and Credentials**

Cyber + Cloud + IoT + Big Data + AI

12 Telefónica

• Accelerated OIBDA3 growth: • Maintained strong commercial momentum (9M 22 y-o-y): o +46% bandwidth provisioned for capacity services o +17% in value of contracts signed with third parties • Profitability and high cash conversion: o Strong cash conversion in hard currencies (mainly USD) o Fully invested state of the art network • 70% TEF | 30% Pontegadea2 o Reinforced investment on a critical infrastructure o Regulatory and competition approvals expected in early 2023 13 T. Infra, unique portfolio of best-in-class assets TEF is building a leading portfolio of FibreCos Critical infrastructure 50% InfraVia 50% TEF – LG (25% T. Infra|25% LG) UK 2 60% KKR 40% TEF (40% T. Chile) 50% CDPQ 50% TEF (25% T. Infra | 25% T. Brasil) 60% KKR 40% TEF (40% T. Colombia) 45% Vauban & CAA 55% TEF (25% T. Infra | 30% T. Spain) 50% Allianz 50% TEF (40% T. Infra | 10% T. DE) 1 Included in the total Group’s FTTH PPs 2 After receiving regulatory and competition approvals 3 Constant perimeter (excluding tower business) 2 • Acquisition of Entel’s fibre assets2 (1.2m PPs) Total FTTH Premises Passed (m) 9 121 Sep-21 Sep-22 >25 2026E 6.4% 13.6%16.0% 26.3% H1 22 9M 22 Organic Reported

Q3 22 Results Mrs. Laura Abasolo CFCO & Head of T. Hispam

Hispam 12.4 13.0 14.0 14.8 15.8 FTTH & Cable premises passed (m) 9% 8% 6% 5% 5% 26% 25% 22% 19% 18% FTTH & CableContract 6.2% 6.0% 4.3% 4.2% 3.8% 11.6% 4.0% 2.3% 10.2% 1.2% Revenue OIBDA 24% 23% 21% 22% 22% 16% 11% 15% 14% 15% Growing in contract & FTTH Revs +16.2% & OIBDA +12.6% (€) (1) OIBDA-CapEx +15.1% in 9M 22 Capital employed: -34% since Dec-19 Telefónica: Best corporate reputation in Latam by Merco Building a sustainable future Accesses Growth (y-o-y) Revenue & OIBDA growth (y-o-y organic) Margins (organic) Q3 21 Q4 21 Q1 22 Q2 22 Q3 22 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 14 OIBDA-CapExOIBDA Q3 21 Q4 21 Q1 22 Q2 22 Q3 22 Q3 21 Q4 21 Q1 22 Q2 22 Q3 22 (1) OIBDA adjusted for organic criteria ex. FX related impacts

Comfortable liquidity position Prudent management, contained cost and sound liquidity 1,460 Dec-21 Sep-22 28,918 €38.1bn incl. IFRS- 16 Leases 11.8 ND/OIBDAaL 2.59x ND/OIBDAaL 2.79x Liquidity cushion, Sep-22 (€bn) Total interest payment cost (ex leases) Debt Portfolio de-risked & well positioned 74% Total debt fixed Contained interest payment cost Net financial Debt (€m) 1,460 €26.7bn Post closing 1 1. Including the tax refund in Spain, the net proceeds from FibreCo in Spain, from the recovery of Telxius tax payments in advance, the acquisition of an additional stake in Telxius and impacts from the fibre assets acquisition by FibreCo Chile. Deleveraging despite M&A activity in 2022 15 Shareholder’s Equity +15.8% vs Dec-21 to €25.7bn as of Sep-22 3.0 2.2 4.3 2.0 20242023 2025 3.86% 4.40% 3.94% Dec- 21 Jun- 22 Sep-22 10.3 Cash position Undrawn credit lines & synd. credit facilities Cash liquidity 26,032 22.1 2026 Gross debt maturities, Sep-22 (€bn) 13.0 yrs Avg. debt life €2.9bn average (-56% vs 4 yrs avg. at Sep-16) 25.8 >2026 Maturities covered over next 3 years +100 bps in short- term rate = +€41m in interest payment ND/OIBDAaL 2.52x (EoP)

Conclusions Mr. Ángel Vilá COO

Sequential improvement in reported revenues and OIBDA trends (y-o-y) Managing inflationary & macro environment; sustained revenue and OIBDA growth with stable margin (y-o-y org.) FCF and net debt reduction to accelerate in Q4 (confirmation of tax refund of €1.3bn) Ongoing sustainable growth Commercial actions supporting growth (price actions, higher NPS, churn management, best value proposition) Network leadership, focusing efforts and investments in fibre and 5G driving customer journey Strong balance sheet and FCF position us well for uncertain times Well on track to meet 2022 guidance; 2022 dividend confirmed Critical role in the digital world; active on collaboration as an industry to ensure open standardised APIs Helping society thrive 16

Results presentation and Q&A Session Telefónica’s management will host a webcast on 4 November at 10:00 AM (CET), 9:00 AM (GMT), and 5:00 AM (EDT) Participants from Telefónica • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details. click here. • Ángel Vilá l COO • Laura Abasolo l CFCO & Head T. Hispam • Lutz Schüler l CEO Virgin Media O2 • Eduardo Navarro l Chief Corporate Affairs & Sustainability Officer • Adrián Zunzunegui l Global Director of Investor Relations Webcast Q&A Session

For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US: A List 2021 Bloomberg GEI 2022 1st company worldwide in 2021 Digital Inclusion Benchmark 1st in sector 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 4, 2022	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer